UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[           ]

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Gabelli ETMF Trust

Gabelli Funds, LLC

G.distributors, LLC

One Corporate Center

Rye, NY 10580-1422

Please send all communications regarding this Application to:

Andrea Mango

Gabelli Funds, LLC

One Corporate Center

Rye, NY 10580-1422

(914) 921-7724

With a copy to:

Michael R. Rosella, Esq.

Paul Hastings LLP

75 East 55th Street

New York, NY 10022

(212) 318-6800

Page 1 of 11 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on March 30, 2015.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Gabelli ETMF Trust Gabelli Funds, LLC G.distributors, LLC File No. 812-[ ]	Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.	SUMMARY OF APPLICATION

In this application, Gabelli ETMF Trust (“Trust”), Gabelli Funds, LLC (“Adviser”), and G.distributors, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operation of exchange-traded managed funds (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the exchange-traded managed funds listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

1 Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).

2 All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

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II.	APPLICANTS

A.	The Trust

The Trust is a Delaware statutory trust organized under the laws of Delaware and will consist of multiple series operating as exchange-traded managed funds. The Trust will be registered with the Commission as an open-end management investment company under the Act. Each Fund’s portfolio positions will consist of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund’s investment objective. In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder. If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.

B.	The Adviser

The Adviser will be the investment adviser to the Initial Funds. The Adviser is a New York limited liability company with its principal place of business in New York. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds. 3

Subject to the oversight and authority of the Fund’s board of trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services). The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”). Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

C.	The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser. Any distributor will comply with the terms and conditions of this application. The Distributor will distribute Shares on an agency basis.

3 Aspects of the Funds’ proposed method of operation are described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

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III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•         With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•          With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•           With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

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Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Gabelli ETMF Trust

By: /s/ Agnes Mullady

Name: Agnes Mullady

Title: Trustee

Gabelli Funds, LLC

By: /s/ Andrea Mango

Name: Andrea Mango

Title: Secretary

G.distributors, LLC

By: /s/ Agnes Mullady

Name: Agnes Mullady

Title: Chief Executive Officer

Dated: March 30, 2015

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 AUTHORIZATION RULE 0-2 (c)(1)

Resolutions of Gabelli ETMF Trust

(as adopted March 30, 2015)

RESOLVED:

That the Trust be, and it hereby is, authorized to prepare and file with the SEC an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED:

That any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act be, and they hereby are, ratified.

RESOLVED:

That each initial Trustee and officer of the Trust be, and hereby is, authorized to take any and all actions as are reasonable or necessary to obtain the Order.

RESOLVED:

That each initial Trustee and officer of the Trust be, and hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

Gabelli ETMF Trust

By: /s/ Agnes Mullady

Name: Agnes Mullady

Title: Trustee

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AUTHORIZATION RULE 0-2 (c)(1)

Authorization of Gabelli Funds, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Gabelli Funds, LLC have been taken, and that as the Secretary thereof, she is authorized to execute and file the same on behalf of Gabelli Funds, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Gabelli Funds, LLC

By: /s/ Andrea Mango

Name: Andrea Mango

Title: Secretary

Authorization of G.distributors, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by G.distributors, LLC have been taken, and that as the Chief Executive Officer thereof, she is authorized to execute and file the same on behalf of G.distributors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

G.distributors, LLC

By: /s/ Agnes Mullady

Name: Agnes Mullady

Title: Chief Executive Officer

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VERIFICATION RULE 0-2 (d)

Verification of Gabelli ETMF Trust

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, the Gabelli ETMF Trust; that she is a trustee of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 30th day of March 2015, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Gabelli ETMF Trust

By: /s/ Agnes Mullady

Name: Agnes Mullady

Title: Trustee

Verification of Gabelli Funds, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Gabelli Funds, LLC; that she is Secretary of such company; and that all actions taken by the members or directors or other persons necessary to authorize deponent to execute and file such instrument this 30th day of March 2015, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Gabelli Funds, LLC

By: /s/ Andrea Mango

Name: Andrea Mango

Title: Secretary

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VERIFICATION RULE 0-2 (d)

Verification of G.distributors, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, G.distributors, LLC; that she is Chief Executive Officer of such company; and that all actions taken by the members or directors or other persons necessary to authorize deponent to execute and file such instrument this 30th day of March 2015, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

G.distributors, LLC

By: /s/ Agnes Mullady

Name: Agnes Mullady

Title: Chief Executive Officer

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APPENDIX A

The Initial ETMFs

Gabelli Small Cap Growth ETMF: Under normal market conditions, the Fund will invest at least 80% of its net assets in equity securities of companies that are considered to be small companies at the time the Fund makes its investment. The Fund will invest primarily in the common stocks of companies which the Adviser believes are likely to have rapid growth in revenues and above average rates of earnings growth. The Adviser currently characterizes small companies as those with total market values of $3 billion or less at the time of investment.

Gabelli Small Cap Value ETMF: The Fund will invest primarily in common stocks which the Adviser believes are undervalued and have the potential to achieve significant capital appreciation. The Fund focuses on securities of companies which appear underpriced relative to their 'private market value'. Private market value is the value the Adviser believes informed investors would be willing to pay for a company. The Adviser currently characterizes small companies as those with total market values of $3 billion or less at the time of investment.

Gabelli Small and Mid Cap Value ETMF: Under normal market conditions, the Fund will invest at least 80% of its total assets in equity securities (such as common stock and preferred stock) of companies with small or medium sized market capitalizations. The Fund currently defines “small cap companies” as those with a market capitalization generally less than $3 billion at the time of investment and “mid cap companies” as those with a market capitalization between $3 billion and $12 billion at the time of investment.

Gabelli Global Small and Mid Cap Value ETMF: Under normal market conditions, the Fund will invest at least 80% of its total assets in equity securities (such as common stock and preferred stock) of companies with small or medium sized market capitalizations. The Fund currently defines “small cap companies” as those with a market capitalization generally less than $3 billion at the time of investment and “mid cap companies” as those with a market capitalization between $3 billion and $12 billion at the time of investment. At least 40% of its total assets will be invested in the equity securities of companies located outside the United States and in at least three countries.

Gabelli SRI ETMF: The Fund will seek to achieve its objective by investing substantially all, and in any case, no less than 80% of its assets in common stocks and preferred stocks of companies that meet the Fund’s guidelines for social responsibility at the time of investment. Socially Responsible Criteria. The Adviser employs a social screening overlay process at the time of investment to identify companies that meet the Fund’s social guidelines. Pursuant to the guidelines, the Fund will not invest in the top 50 defense/weapons contractors or in companies that derive more than 5% of their revenues from the following areas: tobacco, alcohol, gaming, defense/weapons production and companies involved in the manufacture of abortion related products.

Gabelli Equity Income ETMF: The Fund will seek to achieve its investment objective through a combination of capital appreciation and current income by investing, under normal market

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conditions, at least 80% of its net assets in income-producing equity securities. Income-producing equity securities include, for example, common stock, preferred stock and convertible securities. In making stock selections, the Adviser looks for securities that have a better yield than the average of the Standard and Poor's 500 Stock Index, as well as capital gains potential.

Gabelli Malone Wealth Tracker ETMF: The Fund will invest primarily in common stocks in which Dr. John C. Malone has a meaningful ownership stake, including companies formerly comprising the original Liberty Media Corp. The Fund focuses on securities of companies in that universe which appear underpriced relative to their 'private market value'. Private market value is the value the Adviser believes informed investors would be willing to pay for a company.

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